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                           August 27, 2020

       Kyle Badger
       Senior Vice President, General Counsel and Secretary
       Agilysys, Inc.
       1000 Windward Concourse, Suite 250
       Alpharetta, GA 30005

                                                        Re: Agilysys, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2020
                                                            File No. 333-248273

       Dear Mr. Badger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
C. Foland at (202) 551-6711 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              David Huntington